UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MOLYCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

608753 109

(CUSIP Number)

Hillel T. Cohn

Morrison & Foerster, LLP

555 West Fifth Street, Suite 3500

Los Angeles, CA 90013

(213) 892-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2012

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 608753 109

(1)	Name of Reporting Person Molibdenos Y Metales S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 17,000,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 17,000,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 17,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 13.94%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)               Calculated based upon 121,941,469 shares of the Issuer’s common stock outstanding as of June 30, 2012 (but including 12,000,000 shares sold and issued by the Issuer in its Follow On Offering), as reported by the Issuer in the prospectus supplement dated August 17, 2012 filed by the Issuer with the SEC on August 21, 2012.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on March 14, 2012 by Molibdenos Y Metales S.A. (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Molycorp, Inc., a Delaware corporation (the “Issuer”).  The Reporting Person is filing this Amendment No. 1 is to disclose its purchase of additional shares of Common Stock.  The address of the principal offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented with the addition of the following paragraph:

On August 22, 2012, the Reporting Person purchased an additional 4,500,000 shares of Common Stock (the “Additional Investment Shares”) at $10.00 per share.  The Additional Investment Shares were acquired as part of a follow-on public offering (the “Follow On Offering”) by the Issuer of up to $288.0 million of Common Stock pursuant to a prospectus supplement dated August 17, 2012. The Reporting Person funded the purchase price for the Additional Investment Shares through its working capital.

Item 4.	Purpose of Transaction.
No change is required to Item 4 of the Schedule 13D except for the following additional disclosure: The Reporting Person acquired the Additional Investment Shares for general investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  After giving effect to the sale of Common Stock in the Follow-On Offering, the Reporting Person is the record holder of 17,000,000 shares of Common Stock, representing approximately 13.94% of the issued and outstanding shares of Common Stock as of June 30, 2012.  The foregoing percentage ownership is calculated based upon 121,941,469 shares of Common Stock issued and outstanding as of June 30, 2012 (which includes 12,000,000 shares sold and issued by the Issuer in its Follow On Offering), as reported by the Issuer in the prospectus supplement dated August 17, 2012 filed by the Issuer with the SEC on August 21, 2012.

(b)  The Reporting Person has the sole power to vote and dispose of 17,000,000 shares of Common Stock.

(c)  Except for its acquisition of the Additional Investment Shares, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the Additional Investment Shares in the Follow-On Offering, the Reporting Person entered into a lock-up agreement in the form attached hereto as Exhibit 99.1, pursuant to which the Reporting Person agreed, subject to certain exceptions, not to sell or purchase any shares of Common Stock (or other securities convertible into Common Stock) or enter into any swap arrangement with respect to any such securities, without the prior written consent of Morgan Stanley & Co. LLC, for a period of 60 days after the date of the final prospectus supplement for the Follow-On Offering.  The Reporting Person also agreed under the lock-up agreement, during such 60-day restricted period, not to make any demand for or exercise any registration rights with respect to any shares of Common Stock or securities convertible into Common Stock without the prior written consent of Morgan Stanley & Co. LLC.

The foregoing description of the terms of the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the form of lock-up agreement, which is filed as Exhibit 99.1 to this Amendment No. 1 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Form of Lock-Up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2012

Molibdenos Y Metales S.A.

By:	/s/ Fernando Ortega
Name: Fernando Ortega Title: Vice President of Corporate Affairs